UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    ✓     )            No    Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )            No (✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 24, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Disaffiliation of Affiliated Company.

	1.Details of Change	Disaffiliation of Affiliated Company

2. Affiliated Company	Company Name	SoftForum Co., Ltd.

	Representative	Hyeon-Chul Chung

	Condensed Balance Sheet (KRW)	Total Asset	34,889,467,602	Total Shareholders’ Equity	26,364,410,305

		Total Liabilities	8,525,057,297	Capital Stock	4,010,000,000

	Main Business	PKI and PKI-based electronic commerce technology

	Others	-

	3. Name of Affiliated Group	Mirae Corporation

	4.Reason for Disaffiliation	Disposal of shareholding for the purpose of corporate restructuring

	5.Majority Shareholder’s shareholding Ratio after Disaffiliation (%)	7.5

	6. Number of Affiliated Companies After Change	9

	7. Date of Change	March 24, 2005

	8. Others	- Condensed Balance Sheet of Item 2 is based on the end of the fiscal year 2004. - Date of change of Item 7 is a receipt date of final payment.

	Date of Relevant Disclosure	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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